TransAlta announces third quarter results; cash from operations up $52 million

CALGARY, Alberta (Oct. 21, 2004) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced net earnings in the third quarter of 2004 were $35.8 million ($0.18 per share), compared to $118.4 million ($0.62 per share) for the third quarter 2003.  Net earnings in 2004 included a gain on the disposal of TransAlta Power, L.P. units, while net earnings in 2003 included the gain on the sale of the Sheerness generating station partially offset by the asset impairment related to natural gas turbines.  Excluding these three items, comparable earnings per share in the third quarter of this year were 17 cents compared to 15 cents last year.

“Our third quarter results were driven by solid operations at our plants and good cost control,” said Steve Snyder, TransAlta’s president and CEO. “The business continued to generate robust cash flow of $190.6 million in the quarter.”

Net earnings for the nine months ended Sept. 30, 2004 were $108.1 ($0.56 per share) compared to $190.4 million ($1.04 per share) last year.  Excluding the gains on the sales and the asset impairment, comparable earnings per share in the nine months ended Sept. 30, 2004 were 51 cents compared to 55 cents last year.

Cash generated from operating activities for the quarter was $190.6 million, compared to cash from operating activities of $138.1 million in third quarter 2003.

* Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation of this non-GAAP financial measure can be found on pages 19 and 20 of the MD&A.

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In third quarter 2004, TransAlta:

  Completed the 68-megawatt Summerview Wind Farm in SouthWest Alberta

  Renewed the US$1.0 billion shelf registration statement

  Completed two major turnarounds at Sundance 1 and 3

TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Tim Richter

Daniel J. Pigeon

Senior Advisor,

Director, Investor Relations

Media & Government Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-7238

Phone:  (403) 267-2520    Fax (403) 267-2590

Pager: (403) 213-7041

E-mail:  investor_relations@transalta.com

Email:  media_relations@transalta.com